UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
PHARMA-BIO SERV, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
NONE
(CUSIP Number)
Olga Filippova
730 FIFTH AVENUE, 9TH FLOOR
NEW YORK, NY 10019
212-659-7790
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 25, 2006
 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ] Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NONE
13D
1	Name of Reporting Person
	Barron Partners LP
	I.R.S. Identification No. of Above Person
	431981699
2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [  x ]
3	SEC Use Only
4	Source of Funds
	WC


5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	4,087,251 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				4,087,251 shares
10	Shared Dispositive Power
	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
4,087,251
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[      ]
13	Percent of Class Represented by Amount in Row (11)
	20.8%
14	Type of Reporting Person
	PN

Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.0001 per share, (the "Common Stock") of Pharma-Bio Serv, Inc. a Delaware corporation (the "Company") having its principal executive offices at Sardinera Beach Building Suite 2,Marginal Costa de Oro, Dorado, Puerto Rico 00646.

Item 2.   Identity and Background.
This Statement is filed by Barron Partners LP, a Delaware Limited
Partnership (the "Reporting Person"), whose business address is 730 Fifth
Avenue, 9th Floor, New York, NY 10019.   The Reporting Person is
principally engaged in making investments.



The General Partner of the Reporting Person is Barron Capital Advisors LLC, a Delaware Limited Liability Company, (the "General Partner"). Andrew Barron Worden is the managing member of the General Partner.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting


Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

All purchases of the Common Stock of the Company were made using working capital. As of the Date of Event which required the filing of this Statement, the Reporting Person used $2,000,000 of its working capital to purchase the securities of the Issuer.

Item 4.   Purpose of Transaction.
All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.


Item 5.   Interest in Securities of the Issuer.

	(a) On January 25, 2006 the Reporting Person purchased 200,000 shares of series A preferred stock of the Issuer (the "Preferred Stock") and warrants to purchase 1,361,600 shares of the Common Stock of the Issuer
(the "Warrants"). The Preferred Stock automatically converts into shares of the Common Stock upon the filing of a certificate of amendment to the Issuer's certificate of incorporation which increases the authorized capital stock (the "Amendment"). The Warrants are not exercisable until the filing of the Amendment. The agreement pursuant to which the Reporting Person purchased the Preferred Stock and Warrants provided for liquidated damages in the event that the Issuer failed to file a registration statement in a timely manner. The registration statement was filed late and, as a result, on March 30, 2006, the date that the registration statement was filed, the Reporting Person was entitled to 2,451 shares of common stock.

        On April 25, 2006 the Issuer filed the Amendment, upon which the Reporting Person became a beneficial owner of 2,725,651 shares of the Common Stock, of which 2,723,200 shares were issued upon conversion of the Preferred Stock and 2,451 shares represented the shares issued as liquidated damages, and warrants to purchase 1,361,600 shares of the Common Stock.

        The Issuer's securities owned by the Reporting Person as of April 25, 2006 represented approximately 20.8% of the issued and outstanding shares of the Issuer's Common Stock. As of April 25, 2006, the Reporting Person had sole power to vote and dispose of each of the 4,087,251 shares of Issuer's Common Stock beneficially owned by it.

        (c) In the sixty days prior to April 25, 2006, the Date of the event requiring the filing of this Statement, the Reporting Person did not engage in any transactions involving Issuer's Common Stock. However, see Item
5(a) with respect to stock issuances to the Reporting Person during such 60 day period.
Item 6.	Contracts, Arrangements, Understandings or


Relationships with Respect to Securities of the Issuer.
	Not applicable.

Item 7.	Material to be Filed as Exhibits.
	Not applicable.


SIGNATURE1
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2006



/s/		ANDREW BARRON WORDEN
--------------------
 Signature

Andrew Worden, Managing Member of the General Partner of Barron Partners LP